Exhibit D-4

RECENT DEVELOPMENTS

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 4.4% in the third quarter of 2013 as compared to the third quarter of 2012. See “Recent Developments — Key Economic Indicators”.

From February 11, 2013 to February 11, 2014, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 15.10%. Much of this decrease has occurred in the second half of 2013 and early 2014.

As of September 26, 2013, approximately 200,034 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013. Relations between Turkey and Syria remain guarded; on July 17, 2013, Turkey’s military confirmed that it counter-fired into a Syrian position in response to fire opened by Syria.

In late May 2013 demonstrations began in Istanbul’s Taksim Gezi Park initially with respect to planned urban development, which were followed by wider protests, demonstrations and strikes in a number of cities. The wider civil unrest had largely subsided by July 2013.

In June 2013, the Capital Markets Board launched an inquiry into certain intermediary institutions with a focus on foreign transactions, following high market volatility with respect to Turkish bonds and equities.

On September 18, 2013, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On November 27, 2013, the IMF published a concluding statement describing its findings. In its statement, the mission found that Turkey’s growth continues to become more balanced as a result of increases in private consumption and public investment and low unemployment. As a result of these factors, Turkey’s growth in 2013 was expected to be 3.8%, compared to 2.2% in 2012, driven in part by strengthening domestic demand. However, the IMF statement addressed concerns regarding Turkey’s current account deficit and inflation, noting that in the short term, monetary policy, among other things, needs to be tightened further to meet inflation targets. The IMF further stated that fiscal policy should be tightened to increase the structural primary surplus in 2014. Lastly, the IMF highlighted the need to, in the medium term, increase domestic savings and further implement structural reforms. On December 20, 2013, the IMF Staff Report for the 2013 Article IV Consultation was published. In the report it was highlighted that economic activity has accelerated, in part due to pro-cyclical macroeconomic policies. It was also noted that with domestic demand stronger, the current account deficit is widening again from a high level, and inflation remains above target. However it was also noted that the Republic can only currently sustain growth at the expense of growing external imbalances and that short- and medium-run policies should focus on reducing external vulnerabilities. Among other measures, the IMF mission recommended that (i) the policy framework should be normalized with a clearer focus on inflation, (ii) fiscal policy should be tightened and expenditures should be reined in and higher-than-expected revenues saved, and (iii) ambitious medium term fiscal targets and deepened structural reforms are needed.

On December 17, 2013, a corruption and bribery investigation commenced with the detention and questioning of, among others, the sons of three cabinet ministers. As a result, on December 25, 2013, the Minister of Environment and Urban Planning, the Minister of Economy and the Minister of the Interior resigned. On the same day, Turkish Prime Minister Recep Tayyip Erdogan announced eight new cabinet ministers and reshuffled one cabinet member to a new ministerial position. The investigation stems from allegations of illicit gold transfers and bribes paid by the construction industry. In addition, in January 2014, the deputy head of the police force, many police chiefs and a large number of other police officers in 15 cities were removed and a large number of other Turkish police officers and a number of prosecutors were reassigned. In December 2013 and January 2014, anti-government demonstrations were held in Istanbul and Ankara.

In January 2014, the Government issued a proposal to restructure the Supreme Board of Judges and Prosecutors (HSYK), which is the body responsible for appointments in the Turkish judiciary. In addition, on January 21, 2014, ninety-six Turkish judges and prosecutors were re-assigned pursuant to a decree by the HSYK.

On January 21, 2014, the Istanbul Fourth Administrative Court temporarily suspended the construction of a new airport in Istanbul until the analysis of an environmental impact assessment is completed.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of February 11, 2014:

Political Party	Number of Seats
Justice and Development Party (AKP)	319
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	26
Independents	13
People’s Democratic Party (HDP)	4
Total	548

Source: The Grand National Assembly of Turkey

Previously, Parliament elected the President for a seven-year term. However, under a new law enacted on January 19, 2012, the President is now elected by a vote of the general public for a five-year term, and can be re-elected for a second five-year term only once. The current President was granted the right to run for a second term.

The presidential elections will be held in August 2014.

Local elections for municipalities will be held on March 30, 2014.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in GDP by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector		2012 Q4	2013 Q1	2013 Q2	2013 Q3
1.	Agriculture, hunting and forestry	6.6	3.7	6.1	12.3
2.	Fishing	0.4	0.3	0.1	0.1
3.	Mining and quarrying	1.5	1.2	1.3	1.6
4.	Manufacturing	15.0	15.9	16.0	14.2
5.	Electricity, gas and water supply	2.5	2.3	2.4	2.3
6.	Construction	4.2	4.7	4.8	4.1
7.	Wholesale and retail trade	11.6	12.0	12.5	11.7
8.	Hotels and Restaurants	2.2	2.0	2.1	3.7

GDP by Economic Sector		2012 Q1	2012 Q2	2012 Q3	2012 Q4	2013 Q1	2013 Q2	2013 Q3
9.	Transport, storage and communication	13.5	14.5	13.7	14.4	13.1	14.1	13.7
10.	Financial intermediation	3.2	3.1	3.1	3.7	3.8	3.6	3.1
11.	Ownership and dwelling	10.5	9.9	9.2	9.6	10.3	9.7	9.0
12.	Real Estate, renting and business activities	6.2	4.6	3.6	5.7	6.4	4.8	3.8
13.	Public administration and defense; compulsory social security	4.6	4.4	4.2	4.0	4.9	4.1	4.0
14.	Education	4.2	3.6	3.0	3.3	4.4	3.6	3.1
15.	Health and social work	1.8	1.5	1.4	1.5	1.7	1.4	1.4
16.	Other community, social and personnel service activities	1.7	1.5	1.4	1.7	1.7	1.4	1.3
17.	Private household with employed persons	0.3	0.2	0.1	0.2	0.3	0.2	0.1
18.	Sectoral Total	89.5	89.2	89.7	88.1	88.7	88.2	89.6
19.	Financial intermediation services indirectly measured	1.5	1.4	1.4	1.9	2.0	1.7	1.4
20.	Taxes-Subsidies	12.0	12.2	11.7	13.7	13.3	13.5	11.8
21.	GDP (In purchasers’ value)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2011	12.4%	9.3%	8.7%	5.3%	8.8%
2012	3.1%	2.8%	1.5%	1.4%	2.2%
2013	3.0%	4.5%	4.4%

For the month of January 2014, CPI increased by 1.98 % and PPI increased by 3.32% as compared to the previous month.

The Republic’s annual CPI and PPI increased by 7.75% and 10.72%, respectively, in January 2014 as compared to the same month of the previous year. The Republic’s CPI and PPI were 6.16% and 2.45%, respectively, in the year 2012. The Republic’s CPI and PPI were 7.40% and 6.97%, respectively, in the year 2013.

The Central Bank set the annual inflation target rates for 2014 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2014:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2014

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In February 2014, CBRT revised its year-end inflation expectation as 5.2% - 8% (6.6% mid-level).

On February 11, 2014, the Central Bank foreign exchange buying rate for U.S. dollars was TL2.2024 per U.S. dollar, compared to an exchange buying rate of TL1.7647 per U.S. dollar on February 11, 2013. On July 10, 2013, the Turkish central bank sold $1.3 billion, in additional to the $2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On January 29, 2014, the Government offered an interest rate of 11.01% for its 21-month Government Bond, compared to an interest rate of 5.76% for its 23-month Government Bond on February 20, 2013.

The calendar adjusted industrial production index increased by 7.1% in December 2013 compared to December 2012 (year on year).

The following table indicates unemployment figures of 2012 and the first nine months of 2013:

2012	Unemployment rate	Number of unemployed
January	9.0%	2,430,000
February	9.2%	2,456,000
March	9.2%	2,469,000
April	9.0%	2,453,000
May	9.0%	2,450,000
June	8.9%	2,417,000
July	9.1%	2,473,000
August	9.1%	2,505,000
September	9.4%	2,602,000
October	9.3%	2,597,000
November	9.4%	2,647,000
December	9.5%	2,670,000

2013
January	9.4%	2,643,000
February	9.3%	2,616,000
March	9.4%	2,655,000
April	9.5%	2,684,000
May	9.6%	2,728,000
June	9.7%	2,743,000
July	10.1%	2,849,000
August	10.1%	2,863,000
September	10.2%	2,886,000
October	9.9%	2,803,000

Source: TURKSTAT

On January 28, 2014, the Central Bank’s Monetary Policy Committee (the “MPC”) held an interim meeting at which it increased short-term interest rates as follows:

a) with respect to overnight interest rates, the marginal funding rate was increased from 7.75% to 12%, the borrowing rate was increased from 3.5% to 8%, and the interest rate on borrowing facilities provided for primary dealers via repo transactions was increased from 6.75% to 11.5%;

b) the one-week repo rate was increased from 4.5% to 10%; and

c) with respect to the late liquidity window interest rates (between 4:00 p.m. – 5:00 p.m.), the borrowing rate was kept at 0%, and the lending rate was increased from 10.25% to 15%.

The MPC noted that uncertainties in domestic and foreign markets have increased substantially, and that heightened risk perceptions toward emerging economies have accelerated the depreciation of some emerging market currencies, leading to a deterioration in their inflation outlook. The MPC also stated that recent domestic and external developments were having an adverse impact on risk perceptions, leading to a significant depreciation in the Turkish lira and a pronounced increase in the risk premium.

The MPC stated in its summary of the meeting on January 28, 2014 that exchange rate movements in Turkey driven by these developments have increased the risk of inflation hovering significantly above the target for an extended period, and that in addition to rapid exchange rate depreciation, recent tax adjustments and adverse developments in food inflation were other factors contributing to the deterioration in the inflation outlook.

The MPC also stated that the Central Bank will implement necessary measures at its disposal to contain the negative impact of these developments on inflation and macroeconomic stability. In light of these developments, the MPC decided to implement a strong and front-loaded monetary tightening policy and to simplify the operational framework. In this respect, the one-week repo rate was increased from 4.5% to 10%, and the MPC stated that Central Bank liquidity will be provided primarily from the one-week repo rate instead of the marginal funding rate in the forthcoming period. The MPC indicated that a tight monetary policy stance will be sustained until there is a significant improvement in the inflation outlook, and that under this policy stance, inflation was expected to reach the 5% target by mid-2015. The MPC also stated that if deemed necessary, liquidity policy may be tightened further in order to invert the slope of the yield curve.

As of February 11, 2014, the one-week repo auction rate of the Central Bank was 10.0%, the Central Bank overnight borrowing interest rate was 8.0% and the Central Bank overnight lending interest rate was 12.0%.

TOURISM

In December 2013, the number of foreign visitors visiting the Republic increased by approximately 7.43% to 1,442,995 as compared to the same month of 2012. According to the balance of payments presentation, between January and November 2013, tourism revenues increased by 9.86% compared to the same period in the previous year.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In November 2013, the trade balance (according to the provisional data) posted a deficit of $7.151 billion as compared to a deficit of $7.195 billion in the same period in 2012. In November 2013, total goods imported (c.i.f.)1, including gold imports, increased by 2.2% to approximately $21.403 billion, as compared to approximately $20.948 billion during the same period in 2012. In November 2013, the import of capital goods, which are used in the production of physical capital, increased by approximately 2.1% over the same period in 2012; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by approximately 1% over the same period in 2012 and the import of consumption goods increased by approximately 9.8% over the same period in 2012. In November 2013, total goods exported (f.o.b.)2, increased by 3.6% to approximately $14.252 billion, as compared to approximately $13.753 billion during the same period of 2012. In November 2013, the current account produced a deficit of approximately $3.935 billion, as compared to a deficit of approximately $4.078 billion in the same period of 2012. According to the Medium Term Program for the 2014-2016 period that was announced on October 8, 2013 (the “2014 Medium Term Program”), the current account deficit was projected to be $58.8 billion in 2013 and $55.5 billion in 2014. In January-December 2011, the current account deficit was $75.09 billion. In January-December 2012, the current account deficit was $48.5 billion. Between January and November 2013, the current account produced a deficit of $55.962 billion compared to a deficit of approximately $43.628 billion in the same period of 2012.

As of January 31, 2014, total gross international reserves of the Central Bank were approximately $124.242 billion (compared to $123.344 billion as of January 25, 2013), gold reserves were approximately $19.615 billion (compared to $19.793 billion as of January 25, 2013) and the Central Bank gross foreign exchange reserves were approximately $104.627 billion (compared to approximately $103.551 billion as of January 25, 2013).

As of February 10, 2014, the Central Bank held approximately TL17.2 billion in public sector deposits.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

PUBLIC FINANCE AND BUDGET

During the period from January – December in 2013, the central government consolidated budget expenditures were approximately TL407.9 billion and the central government consolidated budget revenues were approximately TL389.4 billion, compared to central government consolidated budget expenditures of approximately TL361.9 billion and consolidated budget revenues of approximately TL332.5 billion during the same period in 2012.

During the period from January – December in 2013, the central government consolidated budget deficit was approximately TL18.4 billion, compared to a central government consolidated budget deficit of approximately TL29.4 billion during the same period in 2012.

During the period from January – December in 2013, the central government consolidated budget primary surplus reached approximately TL31.5 billion, compared to the central government consolidated budget primary surplus of approximately TL19 billion during the same period in 2012.

In December 2013, the central government consolidated budget expenditures were approximately TL49.7 billion and the central government consolidated budget revenues were approximately TL32.5 billion, compared to central government consolidated budget expenditures of approximately TL44.2 billion and consolidated central government budget revenues of approximately TL28.1 billion during the same period in 2012.

In December 2013, the central government consolidated budget deficit was approximately TL17.2 billion, compared to a central government consolidated budget deficit of approximately TL16.1 billion during the same period in 2012.

In December 2013, the central government consolidated budget primary deficit reached approximately TL15.2 billion, compared to a central government consolidated budget primary deficit of approximately TL14.4 billion during the same period in 2012.

The following table sets forth the details of the central government budget for the period from January-December 2013 and for December 2013.

Central Government Budget (Thousand TL)	January – December 2013 (cumulative)	December 2013
Budget Expenditures	407.889.625	49.665.673
1-Excluding Interest	357.903.575	47.684.198
Compensation of Employees	96.237.028	6.273.999
Social Security Contributions	16.304.698	1.535.917
Good and Service Purchase	36.268.447	8.374.790
Current Transfers	148.735.201	14.601.525
Capital Expenditures	43.608.533	13.628.501
Capital Transfers	7.655.419	2.041.138
Lending	9.094.249	1.228.328
Reserve Appropriation
2-Interest	49.986.050	1.981.475
Budget Revenues	389.440.772	32.458.126
1-General Budget Revenues	376.105.352	30.515.929
Taxes	326.125.253	26.746.843
Property Income	14.301.029	1.447.603
Grants and Aids and Special Revenues	1.855.906	187.386
Interest, Shares and Fines	23.494.189	1.889.629
Capital Revenues	10.105.285	208.435
Collections from Loans	223.690	36.033

Central Government Budget (Thousand TL)	January – December 2013 (cumulative)	December 2013
2-Special Budget Institutions	10.662.443	1.737.254
3-Regularity & Supervisory Institutions	2.672.977	204.943
Budget Balance	-18.448.853	-17.207.547
Balance Excluding Interest	31.537.197	-15.226.072

Source: Ministry of Finance

On October 8, 2013, the Government announced the 2014 Medium Term Program, which sets targets for medium term macroeconomic indicators. Under the 2014 Medium Term Program, the Government announced that GDP is expected to grow by 3.6% in 2013, 4.0% in 2014 and 5.0% in 2015 and 2016. The primary surplus to GDP ratio is expected to reach 0.9% for 2013, 1.0% for 2014, 1.2% for 2015 and 1.3% for 2016. In addition, the central government budget deficit to GDP ratio is expected to be 1.2% for 2013, 1.9% for 2014, 1.6% for 2015 and 1.1% for 2016. The current account deficit to GDP ratio is expected to be 7.1% for 2013, 6.4% for 2014, 5.9% for 2015 and 5.5% for 2016. The Government also indicated that the unemployment rate is expected to decline to 8.9% in 2016.

PRIVATIZATION

The Government’s plans for privatization include, among others, the Kangal coal fired power generation plant, the remaining shares of Türk Telekom AŞ. (“Türk Telekom”), Türk Hava Yollar A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Doğalgaz Dağtm AŞ., bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 9, 2013 the Privatization Administration announced that 26% of Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş’s shares will be privatized. Bidding was expected to close on April 3, 2013, but the deadline for submitting bids was extended to June 5, 2013. Among the four bids received, Aksoy Holding AŞ. submitted the highest bid at $78.875 million. The sale was approved by the Privatization High Council on June 13, 2013 and the completion of the sale agreement for such privatization is in process.

On June 18, 2013, the Privatization Administration announced that 25% of Oyak İnşaat A.Ş’s shares will be privatized. The deadline for submitting bids was October 2, 2013.

On October 5, 2013, the Privatization Administration announced that Derince Port which is owned by the Turkish State Railways will be privatized through a “Grant of Operation Right” for 36 years. On January 17, 2014, six bids were received and on January 21, 2014, the Privatization Administration announced that the final negotiations would take place on January 22, 2014. On January 22, 2014, the privatization was cancelled because bidders failed to place the minimum bid that had been requested by the tender committee.

On November 23, 2013, the Privatization Administration announced that the Yatağan Thermal Power Plant, the Çatalağzi Thermal Power Plant, the Kemerköy Thermal Power Plant, the Yeniköy Thermal Power Plant and the Kemerköy Port Area will be privatized. The deadline for submitting bids is April 10, 2014 for the Kemerköy Port Area and the Kemerköy and Yeniköy Thermal Power Plants, April 21, 2014 for the Çatalağzi Thermal Power Plant and April 30, 2014 for the Yatağan Thermal Power Plant.

On November 26, 2013, the Privatization Administration announced that games of chance will be privatized through license granting. The license term will be ten years and the deadline for submitting bids is May 20, 2014.

BANKING SYSTEM

Turkey has a relatively strong, well capitalized banking system. The banking system in Turkey had a capital adequacy ratio3 of 15.30% and a relatively low non-performing loan ratio4 of 2.74% as of December 2013. As of February 11, 2014, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 13.0% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 13.0%, for FX liabilities up to 3-year maturity (including 3-year) were 11.0% and for other FX liabilities longer than 3-year maturity were 6%. As of January 17, 2014, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

DEBT

The Central Government’s total domestic debt stock was approximately TL403 billion as of the end of December 2013, compared to approximately TL386.5 billion as of December 2012. In December 2013, the average maturity of Turkey’s domestic borrowing was 70.0 months, as compared to 21.7 months as of December 2012. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 9.2% in December 2013, compared to 5.8% in December 2012.

On October 10, 2013, $1.250 billion of lease certificates that mature on October 10, 2018 and have a 4.557% annual profit rate were issued. On November 12, 2013, €1.250 billion of global notes that mature on November 12, 2021 and have a 4.350% annual interest rate were issued. On January 29, 2014, $2.5 billion of global notes that mature on March 22, 2024 and have a 5.750% annual interest rate were issued.

The total gross outstanding external debt of the Republic was approximately $372.65 billion (at then-current exchange rates) at the end of the third quarter of 2013. The table below summarizes the gross external debt profile of the Republic (at period ends).

Gross External Debt Profile (Million $)	2011	2012	2013 Q1	2013 Q2	2013 Q3
GROSS EXTERNAL DEBT	304,428	339,018	351,880	367,084	372,652
SHORT TERM	81,913	100,961	114,500	125,005	125,153
Public Sector	7,013	11,040	12,598	15,382	16,606
Central Bank	1,239	1,036	980	963	905
Private Sector	73,661	88,885	100,922	108,660	107,642
LONG TERM	222,516	238,056	237,380	242,079	247,499
Public Sector	87,268	92,995	92,260	93,224	95,117
Central Bank	8,095	6,052	5,657	5,432	4,744
Private Sector	127,153	139,009	139,463	143,423	147,638

Source: Undersecretariat of Treasury

INTERNATIONAL RELATIONS

On September 16, 2013, a Turkish fighter jet shot down a Syrian military helicopter after it entered Turkish airspace and failed to respond to repeated warnings to return to Syria.

On October 16, 2013, the European Commission published the “Turkey 2013 Progress Report”, assessing the current relations between Turkey and the European Union, analyzing the situation in Turkey in terms of both the political and economic criteria for membership and Turkey’s capacity to take on the obligations of membership. In addressing the political criteria, the report noted that on September 30, 2013, the Turkish government announced a democratization package. The package includes, among other things, legislative reforms related to the structure of the election system and political parties, education reforms allowing private schools to teach in languages and dialects other than Turkish and the strengthening of anti-discrimination laws. Implementation of the democratization package requires the adoption by the parliament and government of both legislation and decrees. While the European Commission recognized these reforms as positive developments, it continued to express concern regarding Turkey’s continued polarizing political climate. Specifically, the European Commission noted the pressing need for Turkey to develop a truly participatory democracy, able to reach out to all segments of society, and further judicial reforms to ensure respect for fundamental freedoms, including the freedom of expression and freedom of assembly. In terms of economic criteria, the European Commission noted that, while Turkey’s economy slowed down in 2012 due to a tightening of monetary policy, in the first quarter of 2013 the economy regained some momentum. However, the report highlights Turkey’s continued economic vulnerability due to its large current account deficit, which may pose a risk to short-term growth. Finally, in connection with Turkey’s capacity to take on obligations of European Union membership, the European Commission noted that progress has been made in a number of key areas including the free movement of goods and financial services. In addition, the report noted significant developments on establishing legal frameworks in the area of migration and asylum. The report concluded that continued efforts are needed towards legislative alignment and increased institutional capacity and further significant progress should continue in the areas of the judiciary and fundamental rights and justice, freedom and security.

On November 5, 2013, the EU opened negotiations on Chapter 22—Regional Policy and Coordination of Structural Instruments. Chapter 22 aims to eliminate social and economic disparities both in and among Member States. The EU communicated to the Republic certain benchmarks that need to be met with respect to the Republic’s alignment with and implementation of the acquis communautaire, including among other things, the Republic must submit to the European Commission a capacity building plan for EU Cohesion Policy covering actions at national, regional and local levels and fulfill its obligation of the full non-discriminatory implementation of the Additional Protocol to the Association Agreement towards all Member States.

On November 23, 2013, Turkey’s Ambassador to Egypt was summoned to the Ministry of Foreign Affairs of Egypt and was informed that Egypt’s level of representation in Ankara was downgraded to the level of chargé d’affaires. Turkey’s Ambassador to Egypt was declared “persona non-grata” and was asked to leave Egypt on November 29, 2013 at the latest. These actions resulted from Turkey’s Prime Minister’s criticism of the July 2013 overthrow of ousted Egyptian president, Mohamed Morsi. Upon this development, within the framework of the principle of reciprocity, which constitutes the basis of international relations, the chargé d’affaires of Egypt in Turkey was summoned to the Ministry of Foreign Affairs of the Republic of Turkey, and was informed that relations with Egypt were downgraded to the level of chargé d’affaires. Additionally, the Egyptian Ambassador to the Republic of Turkey, who was recalled from the Republic in August 2013, was declared “persona non-grata”.

On December 1, 2013, Turkey joined the “G20 Troika”, along with Australia and Russia. The “G20 Troika” is a three-member committee made up of the past, current and future host countries of the G20, which supports the G20 presidency. Turkey will take over the G20 presidency in 2015 and will be a member of the “G20 Troika” for a three-year period.

On February 11, 2014, the Ministry of Foreign Affairs announced that Turkey welcomes the resumption of comprehensive settlement negotiations between the Turkish Cypriot and Greek Cypriot sides of Cyprus, under the auspices of the UN.

CONSTITUTIONAL COURT CASE

The Republic has previously engaged in transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), pursuant to which the Issuer has issued lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.